

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2014

<u>Via Email</u>
Greg McCann
Chairman
MOKO.Mobi, Inc.
200 Park Avenue South, Suite 1301
New York, New York 10003

> **Re:** **MOKO Social Medial Limited**
> **Registration Statement on Form F-1**
> **Filed May 19, 2014**
> **File No. 333-196073**

Dear Mr. McCann:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 16, 2014.

<u>General</u>

1.   We will provide comments on the confidential treatment request separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

<u>Business</u>

<u>Out Technology Platform, page 59</u>

2.   We note your revised disclosure that the agreement with Rackspace ends in July 2014. Please disclose whether this agreement provides for automatic renewal or if its extension requires an agreement by the parties. If the agreement is not automatically renewable, revise your risk factor to specifically address the risks posed by the fixed term of the

agreement and the uncertainty regarding its extension to provide additional context for your statement that the loss of services from providers of computer software and hardware systems could disrupt your normal operation.

Sales, Marketing and Key Customers, page 60

3.   Your response to prior comment 6, expresses the company's belief that the precise amount of revenue sharing with each business partner is not material to investors. With regard to your agreement with AISG, it is unclear whether you receive a minority or majority share of the revenues. Further, it appears that you should disclose that the revenue sharing arrangement under the Blue Nation Review agreement did not commence until May 1, 2014.

Management, page 66

4.   Mr. McCann serves as the principal accounting and financial officer of the company and performs policy making functions for the company in those roles. Your continued disclosure that Mr. McCann is a non-executive director and the independent Chairman of the company appears inconsistent with the Equity Rule 5605 by Nasdaq where you intend to seek listing for your securities. Please provide your analysis in this respect, or revise. See Rule 405 under the Securities Act. Further, revise the table on page 66 to reflect that Mr. McCann serves as the principal accounting and principal financial officer.

Consolidated Statements of Profit or Loss and Other Comprehensive Loss for the Half-Year Ended 31 December 2013

Notes to the Financial Statement for the Half Year Ended 31 December 2013

Note 1: Basis of Presentation, page F-60

5.   In your response to prior comment 12 you state that the interim financial report complies with the minimum components and form and content requirements of IAS 34 "Interim Financial Statements" and you appear to believe presenting revenue and cost of revenue from the sale of goods would not be required. We note that condensed statements at a minimum should include headings and subtotals that were included in the most recent annual financial statements as well as additional line items if their omission would make the condensed interim financial statements misleading. It appears there was a significant increase in revenue generated from the sale of goods for the six months ended December 31, 2013 compared to the six months ended December 31, 2012 as a result of a substantial change in the company's business, the acquisition of DIL. However, based on the current presentation in the financial statements it seems no such substantial change has occurred. We note you indicated that revenue from the sale of goods is disclosed separately in Note 2; however, Note 2 only presents revenue by segment and it is not clear that all of the revenue in the Mobile Commerce segment was generated from the sale of goods. Please revise to disclose separately the amount of revenue from goods and

services in each significant category of revenue or further explain to us why you believe it is appropriate not to separately present revenue from the sale of goods and services and why your current presentation is not misleading. We refer you to paragraph 10 of IAS 34.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.


Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal


cc: <u>Via Email</u>
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP